CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2015

	Contributed capital	Accumulated deficit	Total
Balance at beginning of year	$37,285,701	$(33,112,489)	$4,173,212
Net loss	-	(10,965,005)	(10,965,005)
Contributions by parent	13,000,000	-	13,000,000
Compensation expense recognized under stock incentive plans	854,327	-	854,327
Employee taxes paid on vesting under stock incentive plans	(130,560)	-	(130,560)
Dividend equivalent accrued under stock incentive plans	-	(175,198)	(175,198)
Balance at end of year	$51,009,468	$(44,252,692)	$6,756,776

See accompanying notes to financial statements.